CERTIFICATE OF AUTHOR

David R. Leslie, P. Eng.
#900 - 801 6th Avenue, SW
Calgary, Alberta T2P 3W3
Tel: (403) 298-4185; Fax: (403) 298-4125
david.leslie@amec.com

I, David R. Leslie, P. Eng., am a Professional Engineer, employed as Principal Mining Engineer with AMEC Americas Limited, Mining and Metals, and reside at 216 Wood Valley Court, SW, in the city of Calgary, province of Alberta, Canada.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). I graduated from the University of British Columbia with a Bachelor of Applied Science degree in Geological Engineering in 1989.

I have practiced my profession continuously since 1989 and have been involved in mine operations and mine development studies for coal, oil sands, and industrial minerals properties in Canada and the United States.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Mine Engineer and have been so since September 2004.

I visited the Hammerstone Quarry site, near Ft. McMurray, Alberta on October 12, 2004. I was responsible for the preparation of this technical report and for the review of matters related to the assessment (Section 19) of the Hammerstone Project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with same.

AMEC Americas Limited
Mining and Metals
900, 801 - 6 Ave. SW
Calgary, Alberta, Canada T2P 3W3
Tel: 1.403.298.4185 Fax: 1.403.298.4125

www.amec.com